# CountSharp, LLC
## Income Statement
## Unaudited
### For the Period February 22, 2023 (Inception) to December 31, 2023

| | | |
|---|---|---:|
| Revenue | $ | 60,350 |
| Cost of sales | | - |
| **Gross margin** | | **60,350** |
| | | |
| Bank & Merchant Fees | | 111 |
| Legal & Professional Fees | | 1,170,000 |
| Office Supplies & Software | | 16 |
| Total expenses | | **1,170,127** |
| **Net loss** | $ | **(1,109,777)** |